ARB IOT GROUP LIMITED

No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2

Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia

September 30, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Priscilla Dao and Kathleen Krebs

Re:	ARB IOT Group Limited

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted August 10, 2022

CIK No. 0001930179

Ladies and Gentlemen:

We hereby submit the responses of ARB IOT Group Limited (the “Company” or “Group”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 26, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparability of Historical Results, page 44

1.	We note your response to prior comment 9. Your historical income statements should include all economic activity arising from your business. Please revise or explain how you concluded that no additional expenses were incurred by your parent on your behalf before the six months ended December 31, 2021. For example, tell us what consideration was given to the treatment of share-based payments and related party transactions, such as common costs and employee benefits, between you and your parent.

Response: In response to the Staff’s comment, we have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparability of Historical Results” to state that “ARB Berhad has provided administrative support services to us, and costs associated with these functions have been allocated to us. Such costs primarily related to human resources and have been primarily reflected within operating expenses in our consolidated statements of operations. These costs were allocated on the basis of gross profit contribution and assets. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The amount of such expenses allocated to us was RM0.7 million ($0.2 million) and RM0.1 million ($0.03 million) for the years ended June 30, 2022 and 2021, respectively, which comprised RM0.7 million ($0.2 million) and RM0.1 million ($0.03 million) in general and administrative expense.”

In addition, such allocation of expenses was included and reflected for all financial periods presented in our audited financial statements for the year ended June 30, 2022 and the accompanying footnotes, particularly, “Note 22. Related Party Disclosures” contained in the Registration Statement. We also have updated disclosure throughout the Registration Statement to reflect such allocation.

U.S. Securities and Exchange Commission

September 30, 2022

Management, page 83

2.	We note your response to previous comment 14. Please state here that Dato’ Sri Liew Kok Leong is both the Chief Executive Officer and Executive Director of ARB Berhad.

Response: In response to the Staff’s comment, we revised the disclosure on page 83 to state that Dato’ Sri Liew Kok Leong is both the Chief Executive Officer and Executive Director of ARB Berhad.

Notes to the Financial Statements for the Year Ended 30 June 2021

Note 24. Business Combinations, page F-35

3.	We reissue and clarify prior comment 16. Please revise to ensure you address each of the applicable disclosure requirements in paragraph B64 of IFRS 3. In this regard, please address the disclosures required in paragraphs (d), (e), (h), (n), (o), and (p). Please be sure that the footnotes to any interim financial statements also include the applicable disclosures.

Response: In response to the Staff’s comment, we have addressed each of the applicable disclosure requirements in paragraph B64 of IFRS 3, including those in paragraphs (d), (e), (h), (n), (o), and (p), with respect to the acquisitions that occurred during the periods presented, in the footnotes to the audited financial statements for the year ended June 30, 2022 contained in the Registration Statement. The table below summarizes relevant disclosures and identifies relevant footnotes to the financial statements addressing these IFRS requirements.

No.	Paragraphs		Disclosures
1.	IFRS 3, B64 (d)	the primary reason for the business combination and description of how the acquirer obtained control of the acquiree	During the financial year ended 30 June 2021, the Group acquired 90% of the outstanding ordinary shares of ARB Agro Technology Sdn. Bhd. (“ARB Agro Tech”) and acquired 100% of the outstanding ordinary shares of ARB Intelligence Sdn. Bhd. (“ARB Intelligence”), as a result of which the Group obtained the control of the two companies. ARB Agro Tech is a provider of digital agricultural technologies services in Malaysia and ARB Intelligence is a provider of IoT cloud business platform. The Group seeks to augment its capabilities in the data networking products and services market in Malaysia, expand market share and reduce cost through economies of scale from the acquisitions.

2.	IFRS, B64 (e)	a qualitative description of the factors that make up the goodwill recognised, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition or other factors.	The goodwill of ARB Intelligence arising from the acquisition largely consists of the synergies and economies of scale expected from combining the operations of the Group and the acquired company.

3.	IFRS, B64 (h)	for acquired receivables:	Required disclosures in relation to the fair value of the receivables and gross contractual amounts receivable (based on their original invoice amounts) and estimated contractual cashflow not expected to be collected (according to the status of collection) have been included in Note 5 (Trade Receivables) to the audited financial statements for the year ended June 30, 2022.
(i) the fair value of the receivables;
(ii) the gross contractual amounts receivable; and
(iii) the best estimate at the acquisition date of the contractual cashflow not expected to be collected. The disclosures shall be provided by major class of receivable, such as loans, direct finance leases and any other class of receivables.

U.S. Securities and Exchange Commission

September 30, 2022

4.	IFRS, B64 (n)	in a bargain purchase	We added the details of intangible assets and gain on bargain purchase in acquisitions in Note. 10 (Intangible asset), Note 20 (Profit Before Tax), and Note 26 (Business Combination) to the audited financial statements for the year ended June 30, 2022.

		(i) the amount of any gain recognised in accordance with paragraph 34 and the line item in the statement of comprehensive income in which the gain is recognised; and	We included the following description of the reasons why the transactions resulted in a gain:
		(ii)a description of the reasons why the transaction resulted in a gain.	-	The bargain purchase of ARB Agro Tech arising from the acquisition consists of economic benefits generated from its Supply/Service Agreement. The details of the Supply/Service Agreement are disclosed in Note 10 (Intangible Asset)

			-	The bargain purchases of ARB WMS and ARB Innovation arising from the acquisitions consist of economic benefits generated mainly from cash and bank balances and surplus trade receivables over payables.

			-	Other acquisitions occurring during the periods presented did not result in a gain.

5.	IFRS, B64 (o)	for each business combination in which the acquirer holds less than 100 per cent of the equity interests in the acquiree at the acquisition date:	We provided the required disclosure in Note 18 (Non-Controlling Interests) to the audited financial statements for the year ended June 30, 2022.
(i) the amount of the non-controlling interest in the acquiree recognised at the acquisition date and the measurement basis for that amount; and
(ii) for each non-controlling interest in an acquiree measured at fair value, the valuation technique(s) and significant inputs used to measure that value.

6.	IFRS, B64 (p)	in a business combination achieved in stages:	The Group has increased ownership of equity interest by acquiring non-controlling interest of its existing majority-owned subsidiaries. Please refer to the disclosures in Note 18 (Non-Controlling Interests) to the audited financial statements for the year ended June 30, 2022.
(i) the acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the acquisition date; and
(ii) the amount of any gain or loss recognised as a result of remeasuring to fair value of the equity interest in the acquiree held by the acquirer before the business combination (see paragraph 42) and the line item in the statement of comprehensive income in which that gain or loss is recognised.

U.S. Securities and Exchange Commission

September 30, 2022

4.	In response to prior comment 17, you indicate that there were no contractual obligation assets available in both companies so there were no intangible assets to be allocated. An intangible asset is identifiable, and should be recognized separately from goodwill, if it meets either the separability criterion or the contractual-legal criterion. Please provide us with a comprehensive accounting analysis addressing how you considered the guidance in paragraphs B31 to B34 of IFRS 3. Your analysis should include, but not be limited to, what consideration was given to ARB Agro Tech’s supply agreement with a Malaysian publicly listed company to supply drones to support its business activities as noted from your disclosure on page 73 and referenced in our prior comment.

Response: In response to the Staff’s comment, we have revised our disclosure to recognize the intangible asset supported by a Price Purchase Allocation Report. Please refer to the disclosures in Note 10 (Intangible Asset) to the audited financial statements for the year ended June 30, 2022 for details.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +603-2276 1143 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

ARB IOT Group Limited

By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

cc:	Kevin Sun, Esq.